UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011

Commission File Number: 001-33766

AGRIA CORPORATION
21/F Tower B, PingAn International Finance Center,
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AGRIA CORPORATION
FORM 6-K

SIGNATURE	3

Exhibit Index	4
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Christopher Boddington
	Name:	Christopher Boddington
	Title:	Chief Financial Officer

Date: January 24, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

99.2	Subscription Agreement

99.3	Despatch Notice by Agria (Singapore) Pte Ltd, including partial offer document

4